                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                     the Securities and Exchange Act of 1934

                         For the month of January, 2002

          API ELECTRONICS GROUP INC. (Formerly: Investorlinks.com Inc.)
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

            505 University Ave., Suite 1400, Toronto, Ontario M5G 1X3
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F:

                Form 20-F X                   Form 40-F
                         ---                            ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934:

                Yes:                          No: X
                     ---                         ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   ------------------------

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    API ELECTRONICS GROUP INC.
                                    (Formerly Investorlinks.com Inc.)

Date: January 31, 2002              By: /s/ Jason DeZwirek
      ----------------                  ---------------------------------------
                                        Jason  DeZwirek, Chairman of the Board,
                                        Executive V.P., Secretary  and Director

                                                            WeirFouldsLLP
Sanjay M. Joshi                                        BARRISTERS & SOLICITORS
Only of the BC Bar

E-mail sjoshi@weirfoulds.com
Direct Line 416-947-5013
File 08132.00001


VIA SEDAR                                                    November 29, 2001

Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission

Dear Sirs/Mesdames:

         Re: API Electronics Group Inc. (formerly, InvestorLinks.com Inc.) (the
             "Issuer") - Change of year-end under National Policy 51

                  As counsel to the Issuer, we hereby provide notice that the Issuer, a reporting issuer in the Provinces of Ontario, Alberta and British Columbia, wishes to change its financial year-end for the purposes of financial disclosures and year-end reporting.

Background

                  The Issuer currently has a year-end of April 30. The last audited financial statements were filed for the year ended April 30, 2001. The Issuer has also filed its interim financial statements for the first quarter ended July 31, 2001.

                  Effective August 31, 2001, InvestorLinks.com Inc. ("IL") (the prior name of the Issuer) purchased all of the 197 issued and outstanding common shares of API Electronics Inc. ("API"), a private corporation incorporated under the laws of the State of New York, satisfied by the issuance of IL common stock. Upon completion this transaction constituted a reverse take-over (the "RTO") of IL by the shareholders of API. Subsequent to the RTO, IL underwent a name change to its current name and a consolidation, following which there were 10,892,972 Issuer shares issued and outstanding, 59.67% held by former API shareholders and 40.33% held by IL shareholders. A copy of the Issuer's Articles of Amendment have been filed under separate cover letter.

Year-End

                  As a result of the RTO, the Issuer wishes to amend its year-end to coincide with that of its operating subsidiary, API. Therefore, pursuant to Part 4 of National Policy No. 51 ("NP 51"), the Issuer intends to change its financial year-end to May 31 (the "New Year-End") from April 30, the "Last Year-End" for the Issuer. The first New Year-End following this change will result in a fiscal period of 12 months, commencing June 1, 2001 and ending May 31, 2002. The audited financial statements for the New Year-End will also disclose any change in the share capital of the Issuer for the period from May 1, 2001 until May 31, 2001. The Issuer will be seeking approval of the change to the New Year-End from the Canada Customs and Revenue Agency ("CCRA") after April 30, 2002.

The Exchange Tower, Suite 1600          Telephone 416-365-1110
P.O. Box 480, 130 King Street West      Facsimile 416-365-1876
Toronto, Ontario, Canada M5X1J5         Website www.wcirfoulds.com

                                                             WeirFouldsLLP
                                                        BARRISTERS & SOLICITORS

                  The directors of the Issuer have provided appropriate directors' approval to the proposed New Year-End following the RTO to coincide with the year-end of API, being a recently acquired, wholly owned subsidiary of the Issuer.

                  As indicated above, the Issuer's last completed financial year (the "Previous Financial Year") ended April 30, 2001. As a result of the New Year-End, the Issuer will have a year-end for the period ended May 31, 2002 (the "Transition Year"). The Issuer proposes to file financial statements for the Transition Year as follows:

1 audited financial statements of API for the year ended May 31, 2002 in respect of the New Year-End with comparative statements of API for the 12 month period ended May 31, 2001; and

2 interim financial statements as follows:

1. the Issuer had filed its first quarter financial statements for the three months ended July 31, 2001, prior to the acquisition of API;

2. the Issuer, as a result of the RTO, will file its second quarter interim financial statements of API for the six months ended November 30, 2001 with comparatives for the six months ended November 30, 2000. Please note this will change the deadline for filing second quarter statements from the prior year of December 31, 2001 to January 31, 2002; and

3. thereafter, the Issuer will file interim financial statements of API for the nine months ended February 28, 2002 with comparatives to February 28, 2001, within 60 days after the end of that period.

                  Following the May 31, 2002 year-end of the Transition Year, unaudited comparative interim statements will be filed within 60 days after each of the three month, six month and nine month periods thereafter.

                  Kindly contact the undersigned if you require further information with regard to this matter.

                                           Yours truly,

                                           WeirFoulds LLP

                                           "Sanjay Joshi"

SMJ/ma                                     Per: Sanjay M. Joshi
                                                Only of the BC Bar
c.:      API Electronics Group Inc. (via facsimile)
         BDO Dunwoody  Attn:  Bob Babensee (via facsimile)
         Wayne T. Egan ::ODMA\PCDOCS\W&F\536500\2

                       API Electronics Group Inc.
                       Consolidated Interim Financial Statements
                       Second Quarter
                       For the period ended November 30, 2001
                       (Unaudited)
                       Expressed in US$

                                                                                  API Electronics Group Inc.
                                                                          Consolidated Interim Balance Sheet
                                                                                          (Expressed in US$)

                                                                               November 30            May 31
                                                                                      2001              2001
------------------------------------------------------------------------------------------------------------
                                                                               (Unaudited)         (Audited)
Assets

Current
  Cash                                                                         $   676,436      $    41,073
  Accounts receivable                                                              551,741          340,383
  Inventory                                                                      1,318,400        1,277,399
  Prepaid expenses                                                                  73,738           13,174
                                                                               ----------------------------
                                                                                 2,620,315        1,672,029

Investments                                                                          1,848          -
Capital assets                                                                     812,117          881,700
Goodwill                                                                             5,276           10,552
                                                                               ----------------------------
                                                                               $ 3,439,556      $ 2,564,281
===========================================================================================================

Liabilities and Shareholders' Equity

Current
  Bank indebtedness                                                            $   254,350      $   354,346
  Accounts payable                                                                 672,497          341,216
  Equipment loan payable - current portion                                          12,000           36,000
  Current maturities of capital lease obligations                                   10,261           10,440
                                                                               ----------------------------
                                                                                   949,108          742,002
                                                                               ----------------------------

Bank indebtedness                                                                   37,613           43,717
Equipment loan payable                                                              27,000          138,000
Due to shareholders                                                               -                  43,575
Capital lease obligations                                                         -                   4,258
Convertible promissory note                                                       -               1,265,492
                                                                               ----------------------------
                                                                                 1,013,721        2,237,044
                                                                               ----------------------------
Shareholders' equity
  Share capital (Note 2)                                                         2,587,916          407,820
  Deficit                                                                         (162,081)         (80,583)
                                                                               ----------------------------
                                                                                 2,425,835          327,237
                                                                               ----------------------------
                                                                               $ 3,439,556      $ 2,564,281
===========================================================================================================

  The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.


                                                                                  API Electronics Group Inc.
                                                               Consolidated Interim Statement of Operations
                                                                             and Retained Earnings (Deficit)
                                                                                                 (Unaudited)
                                                                                          (Expressed in US$)

                                                        Six Months Ended                  Three Months Ended
                                                             November 30                         November 30
                                             ---------------------------       -----------------------------
                                                   2001             2000              2001              2000
------------------------------------------------------------------------------------------------------------
Sales                                       $ 1,639,853      $ 1,320,807       $   714,837       $   626,204

Cost of sales                                 1,194,358        1,021,957           597,871           501,983
                                            ----------------------------------------------------------------
Gross profit                                    445,495          298,850           116,966           124,221

Expenses
  Selling expenses                              167,924          105,861            92,051            47,726
  General and administrative                    369,372          133,682           279,416            69,861
                                            ----------------------------------------------------------------
                                                537,296          239,543           371,467           117,587
                                            ----------------------------------------------------------------
Operating Income                                (91,801)          59,307          (254,501)            6,634
                                            ----------------------------------------------------------------
Other (Income)
Expenses
  Other income                                  (59,128)            (819)           (2,207)          -
  Interest expense                               18,825           21,812             7,295            10,825
                                            ----------------------------------------------------------------
                                                (40,303)          20,993             5,088            10,825
                                            ----------------------------------------------------------------
Income (loss) before income
   taxes                                        (51,498)          38,314          (259,589)           (4,191)

Income taxes                                     30,000               67            30,000           -
                                            ----------------------------------------------------------------
Net income (loss)                               (81,498)          38,247          (289,589)           (4,191)

Retained earnings (deficit),
   beginning of period                          (80,583)        (182,684)          127,508          (140,246)
                                            ----------------------------------------------------------------
Deficit, end of period                      $  (162,081)     $  (144,437)      $  (162,081)      $  (144,437)
============================================================================================================

Earning (loss) per share - basic            $     (0.01)     $      0.01       $     (0.03)      $   -
============================================================================================================


  The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

                                                                                 API Electronics Group Inc.
                                                                      Consolidated Statements of Cash Flows
                                                                                                 (Unaudited)
                                                                                          (Expressed in US$)

                                                               Six Months Ended          Three Months Ended
                                                                    November 30                 November 30
                                                            -------------------          ------------------
                                                            2001           2000          2001          2000
-----------------------------------------------------------------------------------------------------------
Cash provided by (used in)

Operating activities
  Net income (loss) for the period                    $   (81,498)    $  38,247   $  (289,589)     $ (4,191)
  Adjustments to reconcile net loss to net
    cash provided by operating activities:
         Amortization                                      75,068        54,128        37,534        27,064
      Net change in non-cash working capital
         balances (Note 3)                               (256,527)      (95,085)     (101,768)      (26,844)
                                                      -----------------------------------------------------
                                                         (262,957)       (2,710)     (353,823)       (3,971)
                                                      -----------------------------------------------------

Investing activities
  Capital assets                                         (116,650)       (5,555)     (105,972)       (5,555)
                                                      -----------------------------------------------------

Financing activities
  Cash acquired through reverse take-over,
        net of cost of acquisition                    $ 1,178,375        -          1,178,375        -
  Issue of share capital                                    5,707        -              5,707        -
  Bank indebtedness                                      (106,100)       -            (53,049)       -
  Capital leases obligations                               (4,437)       (4,242)       (2,695)       (1,593)
  Equipment loan                                          (15,000)       -             (6,000)       -
  Due to shareholders                                     (43,575)       -            (95,574)       -
                                                      -----------------------------------------------------
                                                        1,014,970        (4,242)    1,026,764        (1,593)
                                                      -----------------------------------------------------
Net increase (decrease) in cash                           635,363       (12,507)      566,969       (11,119)

Cash, beginning of period                                  41,073        81,163       109,467        79,775
                                                      -----------------------------------------------------
Cash, end of period                                   $   676,436     $  68,656   $   676,436     $  68,656
===========================================================================================================

  The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

                                                      API Electronics Group Inc.
                                      Summary of Significant Accounting Policies
                                                                     (Unaudited)

November 30, 2001 and 2000
-------------------------------------------------------------------------------
Business Acquisition and
Nature of Business         API Electronics Group Inc. (the "API" or "Company"),
                           formerly Investorlinks.Com Inc., and API Electronics
                           Inc. ("API Electronics"), a private company incorporated under the laws of the State of New York, completed the business combination referred to in
                           Note 1 to the consolidated interim financial statements. As stated in Note 1, the business combination has been accounted for as a reverse take-over of the Company by API Electronics.

                           The Company's business focus is the manufacture and supply of high reliability semiconductors and microelectronics circuits for military, aerospace and commercial applications.

Principles of              The consolidated financial statements include the
Consolidation              accounts of the API, the legal parent, together with
                           its wholly owned subsidiary, API Electronics.

Basis of Presentation      These consolidated interim financial statements have
                           been prepared in accordance with Canadian generally accepted accounting principles. All amounts are disclosed in US dollars unless otherwise indicated.

Capital Assets             Capital assets are amortized using the straight-line
                           basis over the following years:

                           Building                -                   20 years
                           Machinery and equipment - ranging from 5 to 10 years
                           Website                 -                    3 years

Goodwill                   Goodwill is being amortized over 5 years.

Foreign Currency           The accompanying consolidated financial statements
Translation                are stated in United States dollars, "the reporting
                           currency". The transactions of the Company have been recorded during the period in Canadian dollars. The translation of Canadian dollars into United States dollars have been made at the period end exchange rate for balance sheet items and the average exchange rate for the period for revenues, expenses, gains and losses.

Accounting Estimates       The preparation of financial statements in conformity
                           with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimated.

                                                      API Electronics Group Inc.
                              Notes to Interim Consolidated Financial Statements
                                                                     (Unaudited)
                                                              (Expressed in US$)

For the six months ended November 30, 2001 and 2000
-------------------------------------------------------------------------------
1.  Business Acquisition

    On August 31, 2001, the Company acquired all of the 197 issued and outstanding shares of API Electronics for US $2,600,000. The purchase price was satisfied by the issuer of 6,500,000 units of the Company at US $0.40 per unit. Each unit consists of one common share and 1/2 of one Series A common share purchase warrants exercisable at US $0.45 per share expiring February 28, 2003 and 1/2 of one Series B common share purchased warrant exercisable at US $ 0.75 expiring August 30, 2003. As a result of the transaction, the original shareholders of API Electronics owned 60% of the issued shares of the Company. The business acquisition resulted in a change in business focus and an introduction of new management for the Company. Accordingly, the acquisition has been accounted for as a reverse take-over of the Company by API Electronics. Application of reverse take-over accounting results in the following:

        i) API Electronics is deemed to be the acquirer for accounting purposes and its assets and liabilities are included in the consolidated balance sheet at their carrying valves. The comparative figures are those of API Electronics.

        ii) The consolidated balance sheet combines the assets and liabilities of the Company as an acquisition under the purchase method of accounting for business combinations.


    The net capital assets of the Company acquired, at fair value, as at August 31, 2001 are as follows:

      Cash and cash equivalents                                     $ 1,213,248
      Marketable securities                                               1,891
      Other current assets                                              122,262
      Capital assets                                                      3,559
      Current liabilities                                              (397,191)
                                                                    -----------
      Net assets acquired                                               943,769
      Add:  Cost of acquisition                                          34,872
                                                                    -----------
      Consideration attributed to share capital of shares issued    $   908,897
                                                                    ===========

                                                      API Electronics Group Inc.
                              Notes to Interim Consolidated Financial Statements
                                                                     (Unaudited)
                                                              (Expressed in US$)

For the six months ended November 30, 2001 and 2000
-------------------------------------------------------------------------------
2.  Share Capital

    (a)  Authorized

         Unlimited special shares
         Unlimited common shares

    (b)  Issued Common Shares

                                                                              Number of
                                                                                 Shares       Consideration
                                                                             ------------------------------
         Pre-business combination for API Electronics
         Balance at June 1, 2000 and May 31, 2001                                    100        $   407,820
         Issued upon the capitalization of the promissory note                        97          1,265,492
                                                                             ------------------------------
         Balance at August 31, 2001                                                  197        $ 1,673,312
                                                                             ==============================

         Pre-business combination for the Company
         Balance at April 30, 2001                                            13,179,020        $ 2,985,416
         Share consolidation (1)                                              (8,786,048)            -
                                                                             ------------------------------
         Balance at August 31, 2001                                            4,392,972        $ 2,985,416
                                                                             ==============================

         (1) Pursuant to Articles of Amendment, the Company consolidated the issued and outstanding common shares on the basis of one common share for every three issued and outstanding common share in the capital of the Company.

         Issued from date of reverse take-over
         Share capital is comprised of the number of issued
            and outstanding shares of the Company and the
            stated capital of API Electronics                                  4,392,972        $ 1,673,312

         Shares issued upon the reverse take-over
            (Note 1)                                                           6,500,000            908,897
         Share issued upon exercise of stock options                              10,000              5,707
                                                                             ------------------------------
                                                                              10,902,972        $ 2,587,916
                                                                             ==============================

    (c)  Warrants

         Warrants outstanding, April 30, 2001                                    226,667
         Issued pursuant to advisory services                                    250,000
         Issued pursuant to business acquisition (Note 1)
         -     Series A                                                        3,250,000
         -     Series B                                                        3,250,000
                                                                             -----------
         Warrants outstanding, November 30, 2001                               6,976,667
                                                                             ===========

                                                      API Electronics Group Inc.
                              Notes to Interim Consolidated Financial Statements
                                                                     (Unaudited)
                                                              (Expressed in US$)

For the six months ended November 30, 2001 and 2000
--------------------------------------------------------------------------------
2.  Share Capital - continued

         As at November 30, 2001 the following warrants are outstanding and exercisable:


              Number         Share for        Exercise                    Expiry
         Outstanding          Warrants           Price                      Date
         -----------------------------------------------------------------------
             222,667           1 for 1           $9.00            August 8, 2002
             250,000           1 for 1           $0.40           August 31, 2003
           3,250,000           1 for 1           $0.45         February 28, 2002
           3,250,000           1 for 1           $0.75           August 30, 2003

    (d)  Stock Options

                                                                        Weighted
                                                     Number of           Average
                                                       Options     Special Price

         Options outstanding, April 30, 2001           123,667     $       7.80
         Cancelled                                    (113,667)            8.51
         Granted                                       500,000             0.60
         Exercised                                     (10,000)     Cdn.   0.90
                                                     --------------------------

         Options outstanding, November 30, 2001        500,000     $       0.60
                                                     ==========================

         As at November 30, 2001 the following options are outstanding:

                                  Number        Exercise                  Expiry
         Issued to           Outstanding          Price                     Date
         -----------------------------------------------------------------------
         Directors               100,000            0.45           July 31, 2006
         Directors               150,000            0.45         August 31, 2006
         Directors               100,000            0.75           July 31, 2006
         Directors               150,000            0.75         August 31, 2006

                                                      API Electronics Group Inc.
                              Notes to Interim Consolidated Financial Statements
                                                                     (Unaudited)
                                                              (Expressed in US$)

For the six months ended November 30, 2001 and 2000
-------------------------------------------------------------------------------
3.  Changes in Non-Cash Working Capital Balances

    Non-cash working capital changes are as follows:

                                                         Six Months Ended                    Three Months Ended
                                                              November 30                           November 30
                                                   2001              2000                2001              2000
                                             -------------------------------------------------------------------
    Accounts receivable                      $ (186,152)       $ (106,138)        $    75,246       $   (20,138)
    Inventory                                   (41,001)          (33,074)            (54,000)          (34,500)
    Prepaid expenses                             36,535             1,418              28,789             2,688
    Accounts payable                            (65,909)           42,709            (151,803)           25,106
                                             -------------------------------------------------------------------
                                             $ (256,527)       $  (95,085)        $  (101,768)      $   (26,844)
                                             ===================================================================

    Supplemented cash flow information

        Cash paid for interest               $   18,825        $   21,812         $     7,295       $    10,825
        Cash paid for taxes                        -                   67                -                  -

    Non- Cash Transaction

        Convertible promissory note
          converted  into common
          stock                              $1,265,492        $      -           $      -          $       -

        Disposal of capital assets in
          settlement of equipment
          loan                               $  120,000        $      -           $      -          $       -


                                                   QUARTERLY AND YEAR END REPORT

                                                               BC FORM 51-901
[LOGO OMITTED] British Columbia Securities Commission       (previously Form 61)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393
--------------------------------------------------------------------------------

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. "Exchange Issuer" means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A:  FINANCIAL STATEMENTS
Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

o a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
o a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year to-date period of the immediately preceding fiscal year; and
o income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:

Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 Changes in the Ending Date of a Financial Year and in Reporting Status for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 Enterprises in the Development Stage that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement or disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B:  SUPPLEMENTARY INFORMATION
The supplementary information set out below must be provided when not included in Schedule A.

1. Analysis of expenses and deferred costs

   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet. The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only.
   Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. Related party transactions

   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. Summary of securities issued and options granted during the period

   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

--------------------------------------------------------------------------------
FIN 51-901 Rev.2000 / 12 / 19

-------------------------------------------------------------------------------
4. Summary of securities as at the end of the reporting period

   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. List the names of the directors and officers as at the date this report is signed and filed.

SCHEDULE C:  MANAGEMENT DISCUSSION AND ANALYSIS

1. General Instructions

   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   (d) The discussion must be factual, balanced and non-promotional.
   (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. Description of Business

   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. Discussion of Operations and Financial Condition

   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.
   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   (d) material write-off or write-down of assets;
   (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   (f) material contracts or commitments;
   (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previous released, discuss this fact and the reasons for the variance);
   (h) material terms of any existing third party investor relations arrangements or contracts including:
       i.    the name of the person;
       ii.   the amount paid during the reporting period; and
       iii.  the services provided during the reporting period;
   (i) legal proceedings;
   (j) contingent liabilities;
   (k) default under debt or other contractual obligations;
   (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   (n) management changes; or
   (o) special resolutions passed by shareholders.

4. Subsequent Events

   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. Financings, Principal Purposes and Milestones

   (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. Liquidity and Solvency

   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 - System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901 Quarterly and Year End Reports are filed under Category of
Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (management Discussion) are filed under Document Type: BC Form 51-901 (previously Document Type Form 61(BC)).

--------------------------------------------------------------------------------
FIN 51-901 Rev.2000 / 12 / 19

--------------------------------------------------------------------------------
Meeting the Form Requirements
BC Form 510-901 consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National instrument 132-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901. A cover page to the schedules titled BC Form 51-901 that includes the issuer details and certificate is all that is required to meet the BC Form 51-901 requirements. The form of the certificate should be amended so as to refer to one or two of the three schedules required to complete the report.










--------------------------------------------------------------------------------
FIN 51-901 Rev.2000 / 12 / 19

                                                   QUARTERLY AND YEAR END REPORT

                                                               BC FORM 51-901
[LOGO OMITTED] British Columbia Securities Commission       (previously Form 61)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-5393
--------------------------------------------------------------------------------



----------------------------------------------------------------------------------- -------------------- ------------------------
ISSUER DETAILS                                                                                           DATE OF REPORT
NAME OF ISSUER                                                                      FOR QUARTER ENDED      YY     MM      DD

API ELECTRONICS GROUP INC.                                                          2001/11/30             2002     01      28
---------------------------------------------------------------------------------------------------------------------------------
ISSUER ADDRESS

505 UNIVERSITY AVENUE, SUITE 1400
---------------------------------------------------------------------------------------------------------------------------------
CITY                                          PROVINCE            POSTAL CODE       ISSUER FAX NO.       ISSUER TELEPHONE NO.

TORONTO                                       ON                  M5G 1X3           416-593-4658         416-593-6543
---------------------------------------------------------------------------------------------------------------------------------
CONTACT NAME                                                      CONTACT POSITION                       CONTACT TELEPHONE NO.

JASON DEZWIREK                                                    CHAIRMAN                               416-593-6543
---------------------------------------------------------------------------------------------------------------------------------
CONTACT EMAIL ADDRESS                                             WEB SITE ADDRESS

jason@kaboose.com                                                 www.api-electronics.com
-----------------
---------------------------------------------------------------------------------------------------------------------------------






CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

---------------------------------------------------------------------------------------------------------------------------------
         DIRECTOR'S SIGNATURE                 PRINT FULL NAME                                            DATE SIGNED
                                                                                                           YY       MM      DD
         "JASON DEZWIREK"                     JASON DEZWIREK
                                                                                                           2002     01      28
---------------------------------------------------------------------------------------------------------------------------------
         DIRECTOR'S SIGNATURE                 PRINT FULL NAME                                            DATE SIGNED
                                                                                                           YY       MM      DD
         "PHILIP DEZWIREK"                    PHILIP DEZWIREK
                                                                                                           2002     01      28
---------------------------------------------------------------------------------------------------------------------------------




--------------------------------------------------------------------------------
FIN 51-901 Rev.2000 / 12 / 19

-------------------------------------------------------------------------------
                                  SCHEDULE "A"


                              FINANCIAL INFORMATION


See attached unaudited consolidated financial statements of API Electronics Group Inc. (the "Company") for the three-month period ended November 30, 2001.





--------------------------------------------------------------------------------
FIN 51-901 Rev.2000 / 12 / 19

-------------------------------------------------------------------------------
                                  Schedule "B"


                           API ELECTRONICS GROUP INC.
                                INCOME STATEMENT
                            SUPPLEMENTAL INFORMATION


                                               6 months ended       6 months ended       3 months ended     3 months ended
                                             November 30, 2001     November 30, 2000    November 30, 2001  November 30, 2000
                                          -----------------------------------------------------------------------------------
Selling Expenses
Auto Expenses                                       $12,750            $11,102                $6,033              $4,586
Advertising                                         $14,535               $442               $13,285                $442
Entertainment and travel                            $34,791            $30,189               $19,735             $12,993
Miscellaneous                                        $2,540             $2,688                $1,437                $763
Officer Salary                                           $0             $8,000                    $0                  $0
Payroll Sales                                       $96,145            $49,000               $47,995             $26,900
Payroll Taxes                                        $7,163             $4,440                $3,566              $2,042
                                          -----------------------------------------------------------------------------------
                                                   $167,924           $105,861               $92,051             $47,726
                                          ===================================================================================



General  and Administrative
Business Development and investor                  $154,002                 $0              $154,002                  $0
  relations
Consulting                                          $14,486            $11,250               $10,055              $5,750
Depreciation and amortization                       $15,014            $10,826                $7,507              $5,412
Insurance Life                                       $1,944             $1,717                $1,110              $1,000
Miscellaneous and Bank                               $4,166               $131                  $599                $128
Office Supplies and Expenses                        $15,091            $13,411                $9,248              $7,313
Office Salaries                                     $36,036            $30,390               $20,241             $15,795
Officer Salary                                      $45,500            $41,500               $22,750             $22,750
Payroll Taxes                                        $5,971             $5,600                $3,091              $2,943
Professional Services                               $29,423             $4,003               $23,618              $1,120
Pension Expense 401K                                $21,770             $6,699                $8,615              $3,565
Shareholder information                                $470                 $0                  $470                  $0
Telephone                                           $15,311             $8,155                $7,922              $4,085
Transfer agent fees                                  $7,652                 $0                $7,652                  $0
Website maintenance expense                          $2,536                 $0                $2,536                  $0
                                          -----------------------------------------------------------------------------------
                                                   $369,372           $133,682              $279,416             $69,861
                                          ===================================================================================



--------------------------------------------------------------------------------
FIN 51-901 Rev.2000 / 12 / 19

-------------------------------------------------------------------------------
                           API ELECTRONICS GROUP INC.
                     SUPPLEMENTAL INFORMATION REGARDING THE
                    LEGAL PARENT'S PRIOR FINANCIAL OPERATIONS


                Consolidated Statement Of Operations and Deficit
               for the Period from May 1, 2001 to August 31, 2001
               --------------------------------------------------
                               (expressed in US$)


Advertising revenue                                                $9,903
Interest income                                                   $15,614
Gain/Loss on foreign exchange                                       ($146)
                                                        ----------------------
                                          Total Revenue           $25,371
                                                        ----------------------

Accounting and administrative support                              $5,215
Amortization                                                         $239
Bad debts                                                         $25,233
Bank charges                                                         $214
Business development                                               $5,215
Consulting fees                                                   $40,000
Depreciation                                                       $2,206
Employee benefit program                                              $97
Internet                                                          $13,573
Legal, audit and professional                                    $108,443
Office and general                                                $22,983
Other taxes                                                           $11
Outside services                                                   $2,775
Payroll taxes                                                       ($359)
Postage and freight                                                $5,395
Public relations                                                  ($5,162)
Rent                                                               $2,945
Salaries                                                          $14,090
Share certificate cost                                             $2,078
Shareholder information                                           $12,557
Stock exchange fees                                                  $433
Transfer agent fees and expenses                                   $5,753
Corporation tax expense                                            $2,704
Loss on writedown of investments                                  $92,238
Miscellaneous revenue                                             ($5,625)
Gain/loss on sale of assets                                       $78,991
                                                        ----------------------
                                         Total expenses          $432,243
                                                        ----------------------

Net Income (loss) for the period                                ($406,872)

Deficit - beginning of period                                 ($1,641,922)

                                                        ----------------------
Deficit - end of period                                       ($2,048,794)
                                                        ======================


--------------------------------------------------------------------------------
FIN 51-901 Rev.2000 / 12 / 19

                                  SCHEDULE "C"

                       MANAGEMENT DISCUSSION AND ANALYSIS

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

A)       Business Description

The Company's business focus is the manufacture and supply of high-reliability semiconductors and microelectronics circuits for military, aerospace and commercial applications.

Six Months Ended November 30, 2001 Compared to the Six Months Ended November 30, 2000

Sales revenue during the six months ended November 30, 2001 of $1,639,853 an increase of 24.2% over the $1,320,807 revenue for the six months ended November 30, 2000. Operating Gross Margins improved from 22.6% in 2000 to 27.2% in 2001. The increased revenue is attributed to favourable market conditions for its semiconductors and microelectronics circuits in the military industry.

Selling expenses increased from $105,861 during the six month period ended November 30, 2000 to $167,924 for the six month period ending November 30, 2001. This is primarily attributable to the addition of one sales person, increasing the sales payroll from $49,000 for the 2000 six month period to $96,145 for the 2001 six month period As a percentage of sales, the 2001 six month period selling expenses were 10.2% and this was reasonably in line with the 8.0% in the 2000 six month period.

General and administrative expenses increased 176% from the six month period ending November 30, 2000 amount of $133,682 to the $369,372 amount incurred for the six month period ended November 30, 2001. The increase is attributed primarily to the following:


Expense Description                                                                         6 months           6 months
                                                                                       November 30, 2001  November 30, 2000
Business development and investor relations                                                $154,002                   $0
- significant expenditures were made in the areas of business plan development and investor relations to create market awareness and provide support  for future financing.

Professional fees                                                                           $29,423               $4,003
- additional expenditures were incurred for professional services related to expanded public company accounting and disclosure

Pension expense
-                                                                                           $21,770               $6,699


Transfer agent fees                                                                          $7,652                   $0
- these are new fees for the company effective August 31, 2001 as a result of their new status as a  reporting issuer on that date

Other income increased from $819 for the six month period ending November 30, 2000 to $59,128 in the six month period ending November 30, 2001. The increase was attributed to rental income and an insurance claim.

The net loss for the six month period ending November 30, 2001 was ($81,498) ($0.01 loss per share) as compared to net income in the amount of $38,247 ($0.01 earnings/share) for the six month period ending November 30, 2000.

B)       Liquidity and Capital Resources

The Company had cash resources in the amount of $676,436 as at November 30, 2001 compared to $41,073 as at its year end date of May 31, 2001. The increase was attributed to cash acquired in connection with its business acquisition as detailed in Note 1 of the November 30, 2001 six month financial statements Working capital increased from $930,027 as at May 31, 2001 to $1,671,207 as at November 30, 2001. An comparison of the major components is presented below:

                                              November 30, 2001                  May 31, 2001             Increase(Decrease)
Accounts Receivable                               $551,741                         $340,383                    $211,358
Inventory                                        $1,318,400                       $1,277,399                   $41,001
Prepaid Expenses                                   $73,738                          $13,174                    $60,564
Bank Indebtedness                                 $254,350                         $354,346                   ($99,996)
Accounts Payable                                  $672,497                         $341,216                    $331,281

Increases in accounts receivable and inventory for November 30, 2001 compared to May 31, 2001 can be attributed to more investment required to support increased sales levels. The increase in accounts payable can be attributed to additional purchases to support increase production and sales volume. Also included in accounts payable at November 30, 2001 and not May 31, 2001 are liabilities assumed and not settled in connection with the Company's business acquisition as described in note 1 of the six month interim financial statements ending November 30, 2001.

Equipment loans payable decreased from $138,000 as at May 31, 2001 to $27,000 as at November 30, 2001 as a result of the Company disposing of the related capital assets in settlement of the equipment loan.

In July, 2001 the convertible promissory note in the amount of $1,265,492 was converted to common shares of the Company.

--------------------------------------------------------------------------------
FIN 51-901 Rev.2000 / 12 / 19

--------------------------------------------------------------------------------
Overall, as at November 30, 2001, the Company is in a positive working capital position that is expected to be sufficient to meet is obligations as they come due.

C)       Financings

For the six month period ending November 30, 2001, there were no financings

D)       Subsequent Events

No significant events occurred after the period ended November 30, 2001.


















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FIN 51-901 Rev.2000 / 12 / 19